Filed by ADC Telecommunications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Andrew Corporation
Commission File No. 001-14617
The slides contained in this filing were presented to investors by ADC Telecommunications, Inc. on June 12, 2006.
PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE. Creating a Global Leader in Network Infrastructure

Cautionary Statement under the Private Securities Litigation Reform Act of 1995 This presentation contains statements regarding the proposed transaction between ADC and Andrew, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the proposed transaction and other statements about the future expectations, beliefs, goals, plans or prospects of the management of each of ADC and Andrew. These statements are based on current expectations, estimates, forecasts and projections and management assumptions about the future performance of each of ADC and Andrew and the combined company, as well as the businesses and markets in which they do and are expected to operate. These statements constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "estimates," "anticipates," "targets," "goals," "projects," "intends," "plans," "seeks," and variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical fact. These forward- looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Factors that may cause actual outcomes to differ from what is expressed or forecasted in these forward-looking statements, include, among other things: the ability to consummate the proposed transaction; difficulties and delays in obtaining regulatory approvals for the proposed transaction; difficulties and delays in achieving synergies and cost savings; potential difficulties in meeting conditions set forth in the definitive merger agreement; fluctuations in the telecommunications market; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on contract manufacturers and other vendors to provide goods and services needed to operate the businesses of ADC and Andrew; fluctuations in commodity prices; the social, political and economic risks of the respective global operations of ADC and Andrew; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; and compliance with environmental, health and safety laws. For a more complete list and description of such risks and uncertainties, refer to ADC's Form 10-K for the year ended October 31, 2005 and Andrew's Form 10-K for the year ended September 30, 2005 as well as other filings made by ADC and Andrew with the United States Securities and Exchange Commission (the SEC). Except as required under the US federal securities laws and the rules and regulations of the SEC, ADC and Andrew disclaim any intention or obligation to update any forward-looking statements after the distribution of this press release, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Additional Information and Where to Find It and Participants in Solicitation Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ADC AND STOCKHOLDERS OF ANDREW ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/ PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of ADC and stockholders of Andrew. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov. Investors and security holders may also obtain the documents free of charge from Investor Relations at ADC by writing Investor Relations, ADC Telecommunications, Inc., P.O. Box 1101, Minneapolis, Minnesota 55440-1101; or calling 952-917-0991; or at www.adc.com/investorrelations/financialinformation/secfilings/. Investors and security holders may also obtain the documents free of charge from Investor Relations at Andrew by writing Investor Relations, Andrew Corporation, 3 Westbrook Corporate Center, Suite 900, Westchester, Illinois 60154; or calling 800-232-6767; or at www.andrew.com/investors/sec Participants In Solicitation ADC, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning ADC's participants is set forth in the proxy statement dated, January 24, 2006, for ADC's 2006 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Andrew's participants is set forth in the proxy statement, dated December 30, 2005, for Andrew's 2006 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of ADC and Andrew in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Stages of Communications Industry Recovery History and Current Expectations EXPECTATIONS 2001 2002 2003 2004 2005 2006 2007 Economic Value Downturn Stability Growth Consolidation

ADC’s Growth Strategy Success and Trajectory 2003 - Created Strategy to Focus on Global Network Infrastructure 2004 - Launched Strategy and KRONE Acquisition 2005 - Achieved Strong and Profitable Growth 2006 - 2008 - Become the Global Network Infrastructure Leader

ADC’s 2005 Growth Was Strong Gaining Market Share...Investing for Growth...Acquiring for Scale 0 5 10 15 20 25 30 35 40 45 50 55 Market Growth Share Gain New Product Introduction Organic Growth Acquisitions 2005 Growth 9% 7% 6% 22% 29% 51% FY05 Sales Growth Drivers

ADC’s Global Growth Mission Become the leading global network infrastructure supplier Positioned to benefit from significant network infrastructure spending trends driven by communication services deployments: Wireless network capacity and coverage needs Fiber-to-the-X is a high-growth and large market segment Ethernet for high-speed business communications services New upgrade cycle for enterprise structured cabling Leverage strength and grow share in core products/markets International markets are large and growing Approximately 42% of ADC's sales outside of United States Continuing operations are growing, profitable and cash flow positive

ADC’s Strategy to Grow Value Target Segments (Who we sell to) Product/Service Go to Market Optimize G&A Expense Differentiation (How we win) Innovation Supply Chain Business Offering Delivery Support Global Network Infrastructure Wireline Wireless Cable Enterprise Broadcast OEM Strong Customer Service and Quality Organic Growth Next Generation Networks Market Share Gains Acquisition for Scale and Global Presence In-Region Sales/ Manufacturing Americas EMEA Asia-Pac Global Sourcing Lower Cost Manufacturing China India Czech Republic Mexico Shared Service Centers Global ERP System Simplify Business Structure

ADC's Financial Growth Plan

Revenue Growth

- Network Transformation Drives Connectivity Growth
- Market Share Growth
  - –Current Products and Services
  - –Cross-sell ADC/KRONE
  - –Developing Countries
- Organic Growth
  - –OmniReach™ FTTX Solutions
  - –Digivance® Wireless System
  - –TrueNet® Structured Cabling
  - –CopperTen™ 10G Cable
- Acquisitions to Build Scale in Core Business and Extend Global Presence

Earnings Growth

- Lower Cost of Sales
  - –Move to Lower Cost Regions: China, India, Mexico, Czech Republic
  - –Improve Sourcing and Logistics
- Lower SG&A Expenses
  - –Shared Service Centers
  - –Migrate Acquired Entities to Global ERP System
  - –Simplify Business Structure
- $1,044 Million Deferred Tax Credits Near Fully Reserved
  - –$818 Million Available to Reduce Income Taxes when Profitable (expires after 2021)
  - –$226 Million Capital Loss Carryover (expires through 2009)

8

A Compelling Strategic Combination Scale to be a global market leader Convergence of wireless and wireline services supports this strategic combination Wireless equipment is connected using wireline networks Evolving cellular, residential, and enterprise networks require broadband wireless and wireline solutions Global footprint to enable go-to-market effectiveness and low cost manufacturing efficiencies

Converging Market Trends Present Global Growth Opportunities Source: ADC, Andrew, Credit Suisse First Boston, Morgan Stanley estimates MINUTES OF USE (MOU) GLOBAL SUBSCRIBERS DATA USAGE 03 04 05 06 07 03 04 05 06 07 IN TRILLIONS IN BILLIONS IN THOUSANDS (TERABYTES) 03 04 05 06 07 % PERCENT GLOBAL PENETRATION 03 04 05 06 07 Wireless Growth Trends Wireline Growth Trends Cumulative Take Rate of FTTX Homes Passed 0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 2004 2005 2006E 2007E 2008E Broadband Triple-Play Penetration Growth

Creating a Global Leader in Wireline and Wireless Infrastructure Cable and Connectivity Products Wireless Subsystems Products Copper Connectivity Coax Connectivity Fiber Connectivity RF Connectivity Apparatus Enterprise Connectivity Industrial Products Antennas Base Station Subsystems In-Building Distributed Coverage Geolocation Systems Satellite Combined ADC Andrew Merging Extensive & Complementary Product Lines

Andrew: A Global Leader in Wireless Communications Infrastructure Antenna and Cable Products $1,050 mil Base Station Subsystems $446 mil Network Solutions $157 mil Wireless Innovations $168 mil Satellite Communications $140 mil FY'05 Total Sales $1.961 billion 90%+ of Andrew sales are focused in wireless infrastructure Ranked #1 or #2 in each major product group Significant technology portfolio Improving operational and financial performance

ADC: A Global Leader in Wireline Network Connectivity Copper Connectivity $406 mil Fiber Connectivity $208 mil Enterprise Connectivity $190 mil Active Infrastructure $140 mil Professional Services $229 mil FY'05 Total Sales $1.173 billion 80%+ of ADC sales are focused in wireline infrastructure Ranked #1 or #2 in each major product group Innovative technology portfolio Improving operational and financial performance

Network Transformation Creates Opportunity for ADC Andrew Business Services And Enterprises Aggregated voice, data, video, and graphical imaging Mission-critical signal integrity and throughput Wireless Services Integrated wireline and wireless devices/applications Enhanced network capacity and coverage High-speed data Residential Services High-definition video on demand Differentiated high-speed internet access Advanced telephony features Every service provider must evolve all areas of the network to deliver a new mix of broadband services. ? Circuit to Packet ? Copper to Optical ? Core to Edge ? Wireless Everywhere Work Area Data Center

ADC and Andrew: Comprehensive Experience in Network Infrastructure NETWORKS SEGMENTS ENVIRONMENTS TECHNOLOGIES LEC IOC IXC C/DLEC Global Carriers Wireless MSO OEM Broadcast Fortune 500 Small/Medium Businesses Government Defense Satellite Wireline Wireless Cable TV Enterprise Broadcast Satellite Central Office Carrier Hotel Base Station Switching Center Outside Plant Collocation Lab Data Center Network Ops Center Headend/Hub Customer Premise Power Room IP Data, Voice, Video FTTx VoIP Mobile Wireless Optical Transport Copper & Fiber Connectivity Digital Video xDSL Business Services Distributed Antenna Systems Wi-Fi WiMAX 3G

ADC and Andrew Together: Solutions for All Sections of Converging Networks Wireless Coverage And Capacity NextGen IP Core and Services Satellite, CATV Broadcast FTTx Residential Broadband Delivery Network Automation FTTN FTTP Enterprise Structured Cabling Metro Ethernet Delivery Wireless Base Stations Tower Top Amplifiers Wireless In-Building Coverage Wireless Network Solutions and Services Wireless Backhaul Antennas & Cable

ADC and Andrew: Leading Customers, Diverse Segments, and Global

Combined Customer Sales

> 7,000 Customers Worldwide



Original Equipment Manufacturers 24%
Enterprise 6%
Telco (Wireline) 23%
Other 3%
Wireless 44%

Combined Geographic Sales

> 140 Countries



EMEA 29%
U.S./Canada 53%
AsiaPac 11%
Latin America 7%

Combined Representative Customers and Channels

- Alcatel
- Cisco
- Ericsson
- Huawei
- Lucent
- Motorola
- NEC
- Nokia
- Nortel
- Samsung
- Siemens

- ALLTEL
- América Móvil
- AT&T
- Belgacom
- Bell Canada
- BellSouth
- Bharti
- Bouygues Telecom
- BT
- Cegetel

- Century
- China Telecom
- China Mobile
- Cingular
- Citizens
- Comcast
- Cox
- Deutsche Telekom
- E-Plus
- France Telecom
- Hong Kong Telecom

- Hutchinson
- China Mobile
- Nextel
- Sprint
- TIM
- US Cellular
- Verizon Wireless
- Alliance
- General Dynamics
- Hutton
- Talley

- Telecom Italia
- Telecom New Zealand
- Telefonica
- TELMEX
- Telstra
- Time Warner
- T-Mobile
- Verizon
- Vodafone

- Bank of England
- Bloomberg
- Chase
- Citibank
- Dell
- ESPN
- Ford
- FOX
- GlaxoSmithKline
- Heathrow Airport

- Mayo Clinic
- Morgan Stanley
- NBC
- The Ohio State University
- Rolls Royce
- Seagrams
- Toll Collect
- University of So. California

17

Complementary Global Manufacturing and Distribution Sites Source: ADC and Andrew SEC filings. ADC Andrew Headquarters EMEA Berlin, Germany Brno, Czech Republic Agrate and Capriate, Italy Modrice, Czech Republic Buchdorf, Germany Lochgelly, Fife, United Kingdom Cheltenham, UK Asia Berkeley Vale, Australia Bangalore, India Yantai, China Shenzehn, China Suzhou, China Shanghai, China Goa, India Americas Eden Prairie, MN Shakopee, MN Orland Park, IL Sorocaba, Brazil Smithfield, NC Juarez, Mexico Reynosa, Mexico Location Examples

ADC Andrew Proposed Organizational Structure Proposed Organizational Structure Proposed Organizational Structure Collapse Andrew's 5 Business Units into 2 Business Groups Collapse ADC's 5 Product Areas into 2 Business Groups Improve Operating Leverage Economies of Scale Centralize Purchasing and Operating Expense Improve Pricing Eliminate Redundancies

ADC and Andrew Synergy Summary Sales COGS Operating Expense Upside Year 1 Year 2 Year 3 Estimated Annual Synergies Operating Income ($millions) 9-10 18-20 35-40 9-10 18-20 35-40 Total ($millions) 18-20 36-40 70-80 EPS* 6-8¢ 12-15¢ 25-30¢ * Assumes a 15% cash tax rate, 234-236 million fully diluted shares Year 1 Year 2 Year 3 Year 1 Year 2 Year 3 ** Years are after Merger Closes ** Category DAS Products Services WiMax Wireline Connectivity Products Procurement Facilities Freight Services R&D GTM G&A

A Compelling Strategic Combination Scale to be a global market leader Convergence of wireless and wireline services supports this strategic combination Wireless equipment is connected using wireline networks Evolving cellular, residential, and enterprise networks require broadband wireless and wireline solutions Global footprint to enable go-to-market effectiveness and low cost manufacturing efficiencies

PRELIMINARY | SUBJECT TO FURTHER REVIEW AND EVALUATION THESE MATERIALS MAY NOT BE USED OR RELIED UPON FOR ANY PURPOSE OTHER THAN AS SPECIFICALLY CONTEMPLATED BY A WRITTEN AGREEMENT WITH CREDIT SUISSE. Creating a Global Leader in Network Infrastructure